December 1, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Request for Acceleration
Helios and Matheson Analytics Inc. - Registration Statement on Form S-3
(SEC File No. 333-220488)

Mr. Spirgel:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Helios and Matheson Analytics Inc. (the “Company”), respectfully requests that the effective date of its Registration Statement on Form S-3 (SEC File No. 333-220488) (“Registration Statement”) be accelerated and that such Registration Statement become effective at 4:00 P.M., Washington, D.C. time, on December 4, 2017, or as soon thereafter as practicable. The Company requests that it be notified of such effectiveness by a telephone call to Kevin Friedmann at (310) 312-3106.

Sincerely,

HELIOS AND MATHESON ANALYTICS INC.

By:	/s/ Stuart Benson
Stuart Benson, Chief Financial Officer